Sara Bright Work History

Sara Bright is primarily a professional artist, living, and working in Venice, CA. She has spent the past 10 years working as an independent artist. Sara earned her MFA from the University of California Berkeley, received a BA in Studio Art and English Literature from Wesleyan University, and in 2010 attended the Skowhegan School of Painting and Sculpture. Her work has been shown widely in New York, San Francisco, and Los Angeles, and she is currently represented by George Lawson Gallery in San Francisco. In addition, Sara is a Vice President of her family business, Bright Enterprises, a family office based in her hometown in West Virginia. Bright Enterprises holds and manages a diversified group of both passive and active investments in energy, tourism, real estate development, and venture capital. Sara's duties as VP include business strategy, providing oversight, as well as seeking and researching new investments. She also currently serves as a board member for Bright Fitness Centers.